FORM 62-103F1

Required Disclosure under the Early Warning Requirements

1. SECURITY AND REPORTING ISSUER

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares ("Common Shares") of Celly Nutrition Corp. (the "Company"). The Company's address is Suite 1000 - 595 Burrard St., Vancouver, British Columbia, V7X 1S8, Canada.

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

See Item 2.2.

2. IDENTITY OF THE ACQUIROR

2.1 State the name and address of the acquiror.

FSD Pharma Inc. ("FSD" or the "Acquiror")

199 Bay St., Suite 4000, Toronto, Ontario, M5L 1A9, Canada

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

Pursuant to an exclusive intellectual property license agreement dated July 31, 2023 between the Company, FSD, and FSD's wholly-owned subsidiary, Lucid PsycheCeuticals Inc., on July 31, 2023, the Company issued 100,000,000 Common Shares to FSD, at a deemed issue price of $0.0005 per share for the total deemed price of $50,000, as a licence fee and an anti-dilution warrant (the "Anti-Dilution Warrant"), entitling FSD to exercise the warrant any point in the next five years to increase their holding in the company to 25% for nominal consideration.

2.3 State the names of any joint actors.

Not applicable.

3. INTEREST IN SECURITIES OF THE REPORTING ISSUER

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror's securityholding percentage in the class of securities.

See Item 2.2.

Prior to the transactions set out in Item 2.2, the Acquiror did not own, or exercise control or direction over, any securities of the Company.

Subsequent to the transactions set out in Item 2.2, the Acquiror own and control a total of 100,000,000 Common Shares and the Anti-Dilution Warrant, representing approximately 34.66% of the outstanding Common Shares on an undiluted basis and 34.66% on a partially diluted basis, assuming the exercise of the Anti-Dilution Warrant.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 2.2.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 2.2 and Item 3.1.

3.5 State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which:

(a) the acquiror, either alone or together with any joint actors, has ownership and control

See Item 2.2 and Item 3.1.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the acquiror or any joint actor

Not applicable.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

4. CONSIDERATION PAID

4.1 State the value, in Canadian dollars, or any consideration paid or received per security and in total.

See Item 2.2.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that representing a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2.

5. PURPOSE OF THE TRANSACTION

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

The Acquiror has acquired the Common Shares and Anti-Dilution Warrant for investment purposes. In the future, the Acquiror will evaluate its investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease its shareholdings as circumstances require through market transactions, private agreements, or otherwise.

(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

The Acquiror has no plans or intentions in this regard.

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

The Acquiror has no plans or intentions in this regard.

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

In connection with the transactions all of the incumbent officers and directors of the Company resigned and were replaced by John Duffy (Chief Executive Officer), Donal Carroll (Chief Financial Officer and Secretary), Gerry David (Director), Zeeshan Saeed (Director) and Dr. Lakshmi Kotra (Director).

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

The Acquiror has no plans or intentions in this regard.

(f) a material change in the reporting issuer's business or corporate structure;

After the acquisition of the Common Shares the Acquiror intends to assist with the Company's attempts to commercialize, manufacture, produce, package, market and sell products developed using FSD's intellectual property developed relating to alcohol misuse.

(g) a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

The Acquiror has no plans or intentions in this regard.

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

The Acquiror has no plans or intentions in this regard.

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

The Acquiror has no plans or intentions in this regard.

(j) a solicitation of proxies from securityholders;

The Acquiror has no plans or intentions in this regard.

(k) an action similar to any of those enumerated above.

The Acquiror has no plans or intentions in this regard.

6. AGREEMENTS, ARRANGEMENTS, COMMITMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE REPORTING ISSUER

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

7. CHANGE IN MATERIAL FACT

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

8. EXEMPTION

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

9. CERTIFICATION

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent's best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his or her authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CERTIFICATE

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated: August 4, 2023.

FSD Pharma Inc.

/s/ "Zeeshan Saeed"
per: Zeeshan Saeed, CEO